NEWS RELEASE

T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2021 RESULTS

BALTIMORE (October 28, 2021) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the third quarter of 2021.
▪Assets under management end quarter at $1.61 trillion
▪Net client outflows of $6.4 billion for Q3 2021
▪Net revenues of $2.0 billion for Q3 2021
▪Diluted earnings per common share of $3.31 for Q3 2021
▪Adjusted non-GAAP diluted earnings per common share of $3.27 for Q3 2021
▪Long-term investment performance remains strong

Financial Highlights

	Three months ended					Nine months ended
(in millions, except per-share data)	9/30/2021	9/30/2020	% change	6/30/2021	% change	9/30/2021	9/30/2020	% change

U.S. GAAP basis
Investment advisory fees	$1,813.4	$1,469.3	23.4%	$1,787.2	1.5%	$5,288.4	$4,090.9	29.3%
Net revenues	$1,954.1	$1,595.8	22.5%	$1,929.3	1.3%	$5,710.2	$4,473.8	27.6%
Operating expenses	$957.9	$866.9	10.5%	$971.2	(1.4)%	$2,862.7	$2,484.0	15.2%
Net operating income	$996.2	$728.9	36.7%	$958.1	4.0%	$2,847.5	$1,989.8	43.1%
Non-operating income (loss)(1)	$(11.5)	$191.6	n/m	$143.9	n/m	$234.5	$106.4	n/m
Net income attributable to T. Rowe Price	$777.2	$643.2	20.8%	$815.7	(4.7)%	$2,342.3	$1,589.3	47.4%
Diluted earnings per common share	$3.31	$2.73	21.2%	$3.46	(4.3)%	$9.94	$6.66	49.2%
Weighted average common shares outstanding assuming dilution	229.1	229.4	(.1)%	229.2	—%	229.4	231.9	(1.1)%

Adjusted non-GAAP basis(2)
Operating expenses	$957.2	$830.5	15.3%	$931.8	2.7%	$2,798.2	$2,434.2	15.0%
Net operating income	$998.7	$768.0	30.0%	$998.6	—%	$2,916.2	$2,046.9	42.5%
Non-operating income (loss)(1)	$(3.0)	$25.6	n/m	$17.8	n/m	$28.5	$50.2	n/m
Net income attributable to T. Rowe Price	$767.6	$602.7	27.4%	$779.0	(1.5)%	$2,258.6	$1,596.6	41.5%
Diluted earnings per common share	$3.27	$2.55	28.2%	$3.31	(1.2)%	$9.59	$6.69	43.3%

Assets under Management (in billions)
Average assets under management	$1,648.7	$1,292.9	27.5%	$1,585.3	4.0%	$1,581.3	$1,198.9	31.9%
Ending assets under management	$1,612.3	$1,310.4	23.0%	$1,623.1	(.7)%	$1,612.3	$1,310.4	23.0%
(1) The percentage change in non-operating income is not meaningful (n/m).
(2) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, and certain nonrecurring charges and gains, if any. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results.See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.

Management Commentary
William J. Stromberg, chief executive officer, commented: “Uncertainty returned to the markets in September with the S&P 500 giving back the gains made in July and August. Other major U.S. stock market indexes were mixed in the third quarter while stocks in developed markets outside the U.S. fell slightly. U.S. bonds were largely unchanged with headwinds from rising inflationary pressure and growing expectations for the Federal Reserve to begin its long-awaited tapering process.

“Despite the September market retreat, higher average AUM levels driven by previous market gains resulted in investment advisory revenues up 23.4%, diluted GAAP EPS up 21.2%, and adjusted non-GAAP EPS up 28.2%. After modest repurchases in Q2, we bought back 1 million shares during Q3, concentrated in September when markets corrected. Also, in addition to our regular dividend, we paid a $3 per share special dividend in July. Even after these capital returns, our balance sheet remains exceptionally strong.

“AUM-weighted investment performance remains strong over five- and ten-year time periods, while near term performance has been more mixed across our equity strategies. We are particularly pleased with the outstanding results of our target date franchise across all time periods.

“Net outflows for the quarter of $6.4 billion were concentrated in our growth oriented strategies, as some investors continue to reposition away from growth after many years of attractive returns. We experienced modest inflows elsewhere, including $0.7 billion into our target date products in Q3. While near-term redemptions continue, we remain confident in the long-term health of the business as seen in positive sales activity and client engagements.

“Strong AUM and revenue growth in 2021 has allowed us to invest in multiple initiatives to bolster long-term investment performance and develop new areas of growth. Highlights from Q3 included:

▪We announced an effective date of March 7, 2022 for six existing strategies to transition to T. Rowe Price Investment Management (TRPIM), a separate U.S.-based SEC-registered investment adviser. We have completed our targeted research analyst hiring and continue to build and test new systems, processes, and operations to ensure that TRPIM and T. Rowe Price Associates can fully operate as independent investment platforms.
▪We implemented our expanded partnership with FIS in our retirement recordkeeping business with the shift of associates and responsibilities occurring on August 1.
▪We launched the Retirement Blend Funds in late July, broadening our range of retirement solutions for clients of all sizes. The previously announced fee reductions across our target date franchise went into effect on July 1.
▪We launched three new active fixed income exchange-traded funds (ETFs), expanding the firm’s active ETF roster to eight. The new ETFs are core fixed income strategies that can serve as building blocks for client portfolios.

“Our associates returned to our offices in many of our global locations during Q3 and this will continue gradually in the U.S. during Q4. Our associates worked successfully from home over the last 19 months. We feel we are at our best, though, when we are together, and we look forward to reconvening in the coming weeks and continuing our work on behalf of our clients.

“Today we announced the next phase of our growth strategy to broaden our investment capabilities and advance our business. We have agreed to purchase Oak Hill Advisors, L.P. (OHA), a leading alternative credit manager, which we believe will accelerate our expansion into alternative investment markets.

“T. Rowe Price and OHA bring together similar cultures with shared values, including a focus on investment performance and integrity. We look forward to welcoming our new colleagues from OHA and working with them as we continue to help clients meet their investment goals."

CONFERENCE CALL INFORMATION
T. Rowe Price will host a live audio webcast today at 9:00 am eastern time to discuss the acquisition. Access to the webcast will be available via the firm's Investor Relations website at troweprice.gcs-web.com/events. A replay will be available shortly after the conclusion of the meeting and archived online for a period of one year.

Assets Under Management
During Q3 2021, assets under management decreased $10.8 billion to $1.61 trillion. Net cash outflows were
$6.4 billion, and clients transferred $3.6 billion in net assets from the U.S. mutual funds primarily to collective investment trusts and other investment products, of which $1.9 billion transferred into the retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 9/30/2021				Nine months ended 9/30/2021
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$865.8	$426.9	$330.4	$1,623.1	$794.6	$400.1	$275.8	$1,470.5

Net cash flows before client transfers	.1	(5.8)	(.7)	(6.4)	3.2	(21.9)	12.9	(5.8)
Client transfers	(3.6)	.5	3.1	—	(18.4)	2.0	16.4	—
Net cash flows after client transfers	(3.5)	(5.3)	2.4	(6.4)	(15.2)	(19.9)	29.3	(5.8)
Net market (depreciation)/appreciation and (losses)/gains	(1.1)	(.8)	(2.3)	(4.2)	82.1	40.6	25.4	148.1
Net distributions not reinvested	(.2)	—	—	(.2)	(.5)	—	—	(.5)
Change during the period	(4.8)	(6.1)	.1	(10.8)	66.4	20.7	54.7	141.8

Assets under management at September 30, 2021	$861.0	$420.8	$330.5	$1,612.3	$861.0	$420.8	$330.5	$1,612.3

	Three months ended 9/30/2021				Nine months ended 9/30/2021
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Total	Equity	Fixed income, including money market	Multi-asset(1)	Total
Assets under management at beginning of period	$985.1	$178.7	$459.3	$1,623.1	$895.8	$168.7	$406.0	$1,470.5

Net cash flows	(8.4)	2.1	(.1)	(6.4)	(28.8)	11.2	11.8	(5.8)
Net market (depreciation)/appreciation and (losses)/gains(2)	(2.0)	(.1)	(2.3)	(4.4)	107.7	.8	39.1	147.6
Change during the period	(10.4)	2.0	(2.4)	(10.8)	78.9	12.0	50.9	141.8
Assets under management at September 30, 2021	$974.7	$180.7	$456.9	$1,612.3	$974.7	$180.7	$456.9	$1,612.3
(1) The underlying assets under management of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) Includes distributions reinvested and not reinvested.

Assets under management in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $377.7 billion at September 30, 2021, compared with $379.2 billion at
June 30, 2021 and $332.2 billion at December 31, 2020. Net cash flows into these portfolios were $.7 billion for Q3 2021 and $12.7 billion for YTD 2021.

Investors domiciled outside the United States accounted for 8.8% of the firm's assets under management at September 30, 2021, 9.0% at June 30, 2021, and 9.3% at December 31, 2020.

The firm provides participant accounting and plan administration for defined contribution retirement plans that invest in the firm's U.S. mutual funds and collective investment trusts, as well as funds outside of the firm's complex. As of
September 30, 2021, the firm's assets under administration were $260 billion, of which nearly $173 billion are assets we manage.

In recent years, the firm began offering non-discretionary advisory services through model delivery and multi-asset solutions for providers to implement. The firm records the revenue earned on these services in administrative fees. The assets under advisement in these portfolios, predominantly in the United States, were $8 billion at September 30, 2021.

Financial Results
Net revenues earned in Q3 2021 were $2.0 billion, an increase of 22.5% from Q3 2020. Average assets under management in Q3 2021 were $1.65 trillion, an increase of 27.5% from Q3 2020. The firm voluntarily waived money market advisory fees in Q3 2021 of $13.7 million to continue to maintain positive yields for investors. The firm anticipates that the waivers in Q4 2021 will be at a similar level to Q3 2021 and expects to continue to waive fees into 2022.
▪Investment advisory revenues earned in Q3 2021 from the firm's U.S. mutual funds were $1.1 billion, an increase of 19.8% from Q3 2020. Average assets under management in these funds increased 24.3% to $881.0 billion in Q3 2021 from Q3 2020.

▪Investment advisory revenues earned in Q3 2021 from subadvised funds, separate accounts, collective investment trusts and other investment products were $687.9 million, an increase of 29.8% from Q3 2020. Average assets under management for these products increased 31.4% to $767.7 billion in Q3 2021 from Q3 2020.

▪The annualized effective fee rate of 43.6 basis points in Q3 2021 was down from 45.2 basis points earned in both Q2 2021 and Q3 2020. In comparison to Q2 2021, the decrease is primarily due to the July 2021 fee reductions in the firm's target-date products. In comparison to Q3 2020, the annualized effective fee rate was also impacted by client transfers to lower fee vehicles or share classes within the complex over the last twelve months and money market fee waivers. These fee pressures were partially offset as higher market valuations led to an asset class shift towards equity strategies. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Administrative, distribution, and servicing fees in Q3 2021 were $140.7 million, an increase of 11.2% from Q3 2020. The increase was primarily attributable to higher transfer agent servicing activities provided to the T. Rowe Price mutual funds, higher model delivery revenue, as well as higher 12b-1 revenue earned on the Advisor and R share classes of the U.S. mutual funds as a result of increased assets under management in these share classes.

Operating expenses in Q3 2021 were $957.9 million, an increase of 10.5% compared to Q3 2020. The increase in the firm's operating expenses from Q3 2020 was primarily due to higher compensation costs and higher distribution and servicing costs as average assets under management increased over the prior year. Also contributing to the increase in operating expenses during the quarter were costs incurred as FIS began providing technology development and core operations for our full-service recordkeeping offering on August 1, 2021. During the quarter, the firm incurred recordkeeping costs, which were partially offset by a reduction in the compensation expenses related to the approximately 800 associates who transitioned to FIS, as well as transition costs associated with the expanded relationship.

These increases were partially offset by lower compensation expenses related to the supplemental savings plan. The lower supplemental savings plan-related expenses in the Q3 2021 were entirely offset by the non-operating gains earned on the investments used to economically hedge the related liability.

On a non-GAAP basis, the firm's operating expenses in Q3 2021 were $957.2 million, a 15.3% increase over
Q3 2020. The firm's non-GAAP operating expenses exclude the impact of the supplemental savings plan and consolidated sponsored products.

▪Compensation and related costs on a GAAP basis were $564.6 million in Q3 2021, an increase of 2.2% compared to Q3 2020. On a non-GAAP basis, compensation and related costs were $564.9 million in Q3 2021, an increase of 9.1% compared to Q3 2020. These increases were primarily related to a higher interim bonus accrual, which is based on a higher revenue forecast in 2021, and higher salaries and benefits, primarily due to modest increases in base salaries at the beginning of the year, and an increase in the firm's average staff size before the transition of approximately 800 T. Rowe Price operations and technology associates to FIS on August 1, 2021. These increases in compensation and related costs were partially offset by a $35.0 million decrease in compensation expense related to the supplemental savings plan, as the plan experienced market losses in Q3 2021 as compared to market gains in Q3 2020. The firm employed 7,124 associates at September 30, 2021, a decrease of 7.2% from the end of 2020 and 6.7% from September 30, 2020.

The increases in GAAP compensation and related costs were partially offset by a $35.0 million decrease in compensation expense related to the supplemental savings plan, as the plan experienced market losses in Q3 2021 as compared to market gains in Q3 2020.

▪Distribution and servicing costs were $96.0 million in Q3 2021, an increase of 30.6% from the $73.5 million recognized in Q3 2020. The increase was primarily driven by higher AUM-based distribution costs as a result of continued market appreciation and inflows in the firm's international products, including the Japanese Investment Trusts (ITMs) and SICAVs. These distribution costs, like those related to certain shares classes of the U.S. mutual funds, are offset entirely in net revenues. For the ITMs and SICAVs, the related revenue is recognized in investment advisory revenues. Also contributing to the increase are higher costs incurred to distribute certain products through U.S. financial intermediaries as assets under management in these products have increased from the prior year.

▪Advertising and promotion expenses were $22.1 million in Q3 2021, an increase of 55.6% from Q3 2020. The increase was primarily driven by the media spend related to the launch of a new brand marketing campaign and the continued promotion of the firm's target date solutions, along with lower spending in 2020 due to the impact of the coronavirus pandemic.

▪Product and recordkeeping related expenses were $70.3 million in Q3 2021, an increase of 91.0% from Q3 2020. More than 85% of the increase was due to the costs incurred as part of the expanded FIS relationship, including certain transition expenses that will extend into Q4 2021, but not recur in 2022. While these transition expenses will not recur, we do expect to incur certain technology-related costs as part of this expanded relationship with FIS over the next few years. These will be reported as technology, occupancy, and facility costs.

▪Technology, occupancy, and facility costs were $123.1 million in Q3 2021, an increase of 6.5% from the $115.6 million recognized in Q3 2020. The increase was primarily due to the ongoing investment in the firm's technology capabilities, including hosted solution licenses and depreciation.

▪General, administrative, and other costs were $81.8 million in Q3 2021, an increase of 9.8% compared with the $74.5 million recognized in Q3 2020. Higher research costs, information services, and travel-related costs contributed to the higher costs in Q3 2021 as compared to Q3 2020.

The firm narrowed its 2021 non-GAAP operating expense growth guidance from a range of 12%-15% to a range of 13%-15% to reflect results year-to-date and expectations for Q4 2021. This expense excludes any acquisition costs expected to be incurred in relation to the announced agreement to acquire OHA. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements. As discussed in July 2021, the impact of the firm's expanded partnership with FIS is reflected in the expense growth guidance above.

Non-operating income (loss). Non-operating loss was $11.5 million in Q3 2021, as compared to non-operating income of $191.6 million in Q3 2020. The firm's consolidated products comprised the majority of the net market losses recognized during Q3 2021 and the net gains in Q3 2020. The cash and discretionary investment portfolio also experienced net investment losses of $3.0 million during Q3 2021. The components of non-operating income (loss) for Q3 2021 and Q3 2020 are included in the tables at the end of this release.

Income taxes. The firm's effective tax rate was 23.1% in Q3 2021 and 24.1% in Q3 2020. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the third quarter and the first nine months of 2021 and 2020:

	Three months ended		Nine months ended
	9/30/2021	9/30/2020	9/30/2021	9/30/2020
Statutory U.S. federal income tax rate	21.0%	21.0%	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.8	3.9	3.8	4.1
Net (income) losses attributable to redeemable non-controlling interests(2)	.1	(.3)	(.2)	—
Net excess tax benefits from stock-based compensation plans activity	(1.6)	(.8)	(1.1)	(1.3)
Other items	(.2)	.3	(.2)	.2
Effective income tax rate	23.1%	24.1%	23.3%	24.0%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.
(2) Net income attributable to redeemable non-controlling interest represents the portion of earnings held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to redeemable non-controlling interests. The firm's non-GAAP effective tax rate was 23.1% for Q3 2021 compared with 24.1% for Q3 2020 and 23.4% for year-to-date 2021 compared with 23.9% for year-to-date 2020. The non-GAAP tax rate for Q3 2021 was favorably impacted by higher discrete tax benefits associated with the settlement of stock-based awards as compared to Q3 2020. For the year-to-date 2021 period, the rate was favorably impacted primarily by a lower state effective tax rate as compared to year-to-date 2020.

The firm continues to see the phased-in benefit of the 2018 Maryland state tax legislation in which we expect to reduce our effective state rate over the five-year phase-in period to less than 3% by the end of 2022.

The firm estimates that its effective tax rate for the full year 2021, on a GAAP and non-GAAP basis, will be in the range of 22.0% to 24.0%.

Capital Management
T. Rowe Price remains debt-free with ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	9/30/2021	12/31/2020
Cash and cash equivalents	$3,418.5	$2,151.7
Discretionary investments	1,925.1	2,095.7
Total cash and discretionary investments	5,343.6	4,247.4
Redeemable seed capital investments	1,188.7	1,219.1
Investments used to hedge the supplemental savings plan liability	795.5	768.1
Total cash and investments in T. Rowe Price products	$7,327.8	$6,234.6

▪The firm's common shares outstanding were 226.2 million at September 30, 2021, compared with 228.0 million at the end of 2020.
▪In the first nine months of 2021, the firm expended $526.6 million to repurchase 2.9 million shares, or 1.3%, of its outstanding common shares at an average price of $182.27, including $217.7 million to repurchase
1.0 million shares during Q3 2021.
▪During Q3 2021, the firm paid the special cash dividend of $3.00 per common share, or $699.8 million, declared by the board of directors in Q2 2021.
▪The firm invested $178.7 million during the first nine months of 2021 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2021 to be about
$250 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance
The following table presents investment performance for specific asset classes and AUM-weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended September 30, 2021. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median(1),(2)
	1 year	3 years	5 years	10 years
Equity	56%	74%	68%	85%
Fixed Income	71%	58%	53%	60%
Multi-Asset	89%	94%	85%	90%
All Funds	70%	75%	68%	78%

% of U.S. mutual funds that outperformed passive peer median(1),(3)
	1 year	3 years	5 years	10 years
Equity	53%	68%	68%	71%
Fixed Income	88%	68%	57%	47%
Multi-Asset	89%	92%	81%	86%
All Funds	74%	76%	69%	68%

% of composites that outperformed benchmarks(4)
	1 year	3 years	5 years	10 years
Equity	48%	63%	72%	73%
Fixed Income	85%	79%	81%	85%
All Composites	63%	69%	76%	78%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median(1),(2)
	1 year	3 years	5 years	10 years
Equity	58%	68%	80%	92%
Fixed Income	77%	52%	55%	69%
Multi-Asset	98%	96%	96%	96%
All Funds	69%	73%	81%	91%

% of U.S. mutual funds AUM that outperformed passive peer median(1),(3)
	1 year	3 years	5 years	10 years
Equity	39%	62%	84%	81%
Fixed Income	96%	61%	58%	43%
Multi-Asset	94%	92%	95%	96%
All Funds	56%	70%	85%	82%

% of composites AUM that outperformed benchmarks(4)
	1 year	3 years	5 years	10 years
Equity	35%	65%	71%	71%
Fixed Income	86%	85%	77%	80%
All Composites	44%	68%	72%	72%

As of September 30, 2021, 73 of 123 (59.3%) of the firm's rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rating of 4 or 5 stars(5). In addition, 86%(5) of AUM in the firm's rated U.S. mutual funds (across primary share classes) ended September 30, 2021 with an overall rating of 4 or 5 stars.

(1) Source: © 2021 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely.Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(2) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total Fund AUM included for this analysis includes $518B for 1 year, $518B for 3 years, $518B for 5 years, and $508B for 10 years.
(3) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $504B for 1 year, $498B for 3 years, $490B for 5 years, and $422B for 10 years.
(4)Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,501B for 1 year, $1,498B for 3 years, $1,482B for 5 years, and $1,446B for 10 years.
(5) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2021 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited consolidated financial statements at September 30, 2021.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2020 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Linsley Carruth
410-345-2242	410-345-3717
brian.lewbart@troweprice.com	linsley.carruth@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended			Nine months ended
Revenues	9/30/2021	9/30/2020	6/30/2021	9/30/2021	9/30/2020
Investment advisory fees	$1,813.4	$1,469.3	$1,787.2	$5,288.4	$4,090.9
Administrative, distribution, and servicing fees	140.7	126.5	142.1	421.8	382.9
Net revenues	1,954.1	1,595.8	1,929.3	5,710.2	4,473.8

Operating expenses
Compensation and related costs, excluding supplemental savings plan	564.9	517.6	566.1	1,692.3	1,496.6
Supplemental savings plan	(.3)	34.7	37.7	59.6	45.4
Compensation and related costs	564.6	552.3	603.8	1,751.9	1,542.0
Distribution and servicing	96.0	73.5	92.7	274.3	201.2
Advertising and promotion	22.1	14.2	20.4	61.4	52.5
Product and recordkeeping related costs	70.3	36.8	43.3	154.6	118.0
Technology, occupancy, and facility costs	123.1	115.6	119.3	359.7	332.3
General, administrative, and other	81.8	74.5	91.7	260.8	238.0
Total operating expenses	957.9	866.9	971.2	2,862.7	2,484.0

Net operating income	996.2	728.9	958.1	2,847.5	1,989.8

Non-operating income (loss)
Net gains on investments	8.7	84.6	87.7	165.0	100.6
Net gains (losses) on consolidated investment products	(17.1)	101.2	55.5	75.7	13.3
Other income (loss)	(3.1)	5.8	.7	(6.2)	(7.5)
Total non-operating income (loss)	(11.5)	191.6	143.9	234.5	106.4

Income before income taxes	984.7	920.5	1,102.0	3,082.0	2,096.2
Provision for income taxes	227.3	221.9	259.3	717.1	502.5
Net income	757.4	698.6	842.7	2,364.9	1,593.7
Less: net income attributable to redeemable non-controlling interests	(19.8)	55.4	27.0	22.6	4.4
Net income attributable to T. Rowe Price	777.2	643.2	815.7	2,342.3	1,589.3
Less: net income allocated to outstanding restricted stock and stock unit holders	19.5	17.9	22.2	61.6	44.1
Net income allocated to T. Rowe Price common stockholders	$757.7	$625.3	$793.5	$2,280.7	$1,545.2

Earnings per share
Basic	$3.34	$2.75	$3.50	$10.04	$6.73
Diluted	$3.31	$2.73	$3.46	$9.94	$6.66

Weighted-average common shares
Outstanding	226.9	227.0	226.9	227.2	229.5
Outstanding assuming dilution	229.1	229.4	229.2	229.4	231.9

The following table presents investment advisory revenues for the three- and nine-month periods ended
September 30, 2021 and 2020, including a separate break out of revenue earned from our multi-asset portfolios.

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended
	9/30/2021	9/30/2020	9/30/2021	9/30/2020
U.S. mutual funds
Equity	$813.0	$636.3	$2,310.8	$1,750.6
Fixed income, including money market	64.8	66.6	183.7	205.1
Multi-asset	247.7	236.6	778.7	683.1
	1,125.5	939.5	3,273.2	2,638.8
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	458.8	339.6	1,329.0	924.7
Fixed income, including money market	41.3	38.4	119.6	110.3
Multi-asset	187.8	151.8	566.6	417.1
	687.9	529.8	2,015.2	1,452.1
Total	$1,813.4	$1,469.3	$5,288.4	$4,090.9

Assets Under Management (in billions)	Average during
	Three months ended		Nine months ended		As of
	9/30/2021	9/30/2020	9/30/2021	9/30/2020	9/30/2021	12/31/2020
U.S. mutual funds
Equity	$559.8	$433.4	$534.0	$398.9	$546.1	$498.6
Fixed income, including money market	88.4	78.1	85.6	76.0	87.7	79.4
Multi-asset	232.8	197.3	228.5	189.1	227.2	216.6
	881.0	708.8	848.1	664.0	861.0	794.6

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	445.7	338.8	427.3	303.3	428.6	397.2
Fixed income, including money market	94.3	82.4	92.1	80.3	93.0	89.3
Multi-asset	227.7	162.9	213.8	151.3	229.7	189.4
	767.7	584.1	733.2	534.9	751.3	675.9
Total	$1,648.7	$1,292.9	$1,581.3	$1,198.9	$1,612.3	$1,470.5

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended	Nine months ended
(in billions)	9/30/2021	9/30/2021
U.S. mutual funds
Equity	$(4.1)	$(13.7)
Fixed income, including money market	1.6	7.9
Multi-asset	(1.0)	(9.4)
	(3.5)	(15.2)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	(4.3)	(15.1)
Fixed income, including money market	.5	3.3
Multi-asset	.9	21.2
	(2.9)	9.4
Total net cash flows after client transfers	$(6.4)	$(5.8)

Non-Operating Income (Loss) (in millions)	Three months ended		Nine months ended
	9/30/2021	9/30/2020	9/30/2021	9/30/2020
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$4.0	$4.3	$14.0	$19.7
Market related gains (losses) and equity in earnings (losses)	(7.0)	21.3	14.5	30.5
Total net gains (losses) from cash and discretionary investments	(3.0)	25.6	28.5	50.2
Seed capital investments
Dividend income	—	.2	.1	1.4
Market related gains (losses) and equity in earnings (losses)	(2.4)	14.3	27.0	8.3
Net gain recognized upon deconsolidation	—	—	2.6	.1
Investments used to hedge the supplemental savings plan liability	.1	33.3	59.3	29.2
Total net gains (losses) from non-consolidated T. Rowe Price investment products	(5.3)	73.4	117.5	89.2
Other investment income	14.0	11.2	47.5	11.4
Net gains on investments	8.7	84.6	165.0	100.6
Net gains (losses) on consolidated sponsored investment portfolios	(17.1)	101.2	75.7	13.3
Other income (loss), including foreign currency gains and losses	(3.1)	5.8	(6.2)	(7.5)
Non-operating income (loss)	$(11.5)	$191.6	$234.5	$106.4

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Nine months ended
	9/30/2021			9/30/2020
	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $166.3 of stock-based compensation expense and $151.1 of depreciation expense in 2021	$3,072.6	$18.1	$3,090.7	$2,265.0	$(348.1)	$1,916.9
Cash provided by (used in) investing activities, including $(178.7) for additions to property and equipment, $(47.3) of purchases and $285.4 of dispositions to T. Rowe Price investment products in 2021	108.0	(50.4)	57.6	(100.6)	47.5	(53.1)
Cash provided by (used in) financing activities, including T. Rowe Price common stock repurchases of $(493.1)* and dividends paid of $(1,454.0) in 2021	(1,913.8)	22.7	(1,891.1)	(1,718.0)	298.7	(1,419.3)
Effect of exchange rate changes on cash and cash equivalents	—	(3.6)	(3.6)	—	3.4	3.4
Net change in cash and cash equivalents during period	$1,266.8	$(13.2)	$1,253.6	$446.4	$1.5	$447.9
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	9/30/2021	12/31/2020
Cash and cash equivalents	$3,418.5	$2,151.7
Accounts receivable and accrued revenue	941.6	863.1
Investments	3,330.3	3,250.8
Assets of consolidated T. Rowe Price investment products	2,026.7	2,695.5
Operating lease assets	106.2	117.6
Property and equipment, net	719.1	695.4
Goodwill	665.7	665.7
Other assets	242.6	219.2
Total assets	11,450.7	10,659.0
Supplemental savings plan liability	799.8	772.2
Total other liabilities, includes $92.1 at September 30, 2021, and $57.7 at December 31, 2020, from consolidated T. Rowe Price investment products	1,302.2	618.1
Redeemable non-controlling interests	1,086.6	1,561.7
Stockholders' equity, 226.2 common shares outstanding at September 30, 2021 and 228.0 common shares outstanding at December 31, 2020	$8,262.1	$7,707.0

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products*	Total
Cash and discretionary investments	$3,418.5	$1,864.3	$60.8	$5,343.6
Seed capital investments	—	401.5	787.2	1,188.7
Investments used to hedge the supplemental savings plan liability	—	795.5	—	795.5
Total cash and investments in T. Rowe Price products attributable to T. Rowe Price	3,418.5	3,061.3	848.0	7,327.8
Investment in UTI and other investments	—	269.0	—	269.0
Total cash and investments attributable to T. Rowe Price	3,418.5	3,330.3	848.0	7,596.8
Redeemable non-controlling interests	—	—	1,086.6	1,086.6
As reported on unaudited condensed consolidated balance sheet at September 30, 2021	$3,418.5	$3,330.3	$1,934.6	$8,683.4

* The $60.8 million and $787.2 million represent the total value at September 30, 2021, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $1,934.6 million at September 30, 2021, includes assets of $2,026.7 million less liabilities of $92.1 million as reflected in the unaudited condensed consolidated balance sheet information table above.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended September 30, 2021 and 2020 and June 30, 2021.

	Three months ended 9/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$957.9	$996.2	$(11.5)	$227.3	$777.2	$3.31
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.0)	2.8	17.1	—	.1	—
Supplemental savings plan liability(2)	.3	(.3)	(.1)	—	(.5)	—
Other non-operating income(3)	—	—	(8.5)	.8	(9.2)	(.04)
Adjusted Non-GAAP Basis	$957.2	$998.7	$(3.0)	$228.1	$767.6	$3.27

	Three months ended 9/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$866.9	$728.9	$191.6	$221.9	$643.2	$2.73
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.7)	4.4	(101.2)	(18.1)	(23.3)	(.10)
Supplemental savings plan liability(2)	(34.7)	34.7	(33.3)	.6	.8	—
Other non-operating income(3)	—	—	(31.5)	(13.5)	(18.0)	(.08)
Adjusted Non-GAAP Basis	$830.5	$768.0	$25.6	$190.9	$602.7	$2.55

	Three months ended 6/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$971.2	$958.1	$143.9	$259.3	$815.7	$3.46
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.7)	2.8	(55.5)	(9.6)	(16.1)	(.09)
Supplemental savings plan liability(2)	(37.7)	37.7	(37.1)	.2	.4	—
Other non-operating income(3)	—	—	(33.5)	(12.5)	(21.0)	(.06)
Adjusted Non-GAAP Basis	$931.8	$998.6	$17.8	$237.4	$779.0	$3.31

The following schedules reconcile certain U.S. GAAP financial measures for the nine months ended September 30, 2021 and 2020.

	Nine months ended 9/30/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$2,862.7	$2,847.5	$234.5	$717.1	$2,342.3	$9.94
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(4.9)	9.1	(75.7)	(13.5)	(30.5)	(.13)
Supplemental savings plan liability(2)	(59.6)	59.6	(59.3)	.3	—	—
Other non-operating income(3)	—	—	(71.0)	(17.8)	(53.2)	(.22)
Adjusted Non-GAAP Basis	$2,798.2	$2,916.2	$28.5	$686.1	$2,258.6	$9.59

	Nine months ended 9/30/2020
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(4)	Net income attributable to T. Rowe Price	Diluted earnings per share(5)
U.S. GAAP Basis	$2,484.0	$1,989.8	$106.4	$502.5	$1,589.3	$6.66
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(4.4)	11.7	(13.3)	(1.3)	4.1	.02
Supplemental savings plan liability(2)	(45.4)	45.4	(29.2)	6.2	10.0	.04
Other non-operating income(3)	—	—	(13.7)	(6.9)	(6.8)	(.03)
Adjusted Non-GAAP Basis	$2,434.2	$2,046.9	$50.2	$500.5	$1,596.6	$6.69

(1)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the economic hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(4)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 23.4% for 2021 and 23.9% for 2020. As such, the non-GAAP effective tax rate for three months ended September 30, 2021 and 2020 was 23.1% and 24.1%, respectively. The firm estimates that its effective tax rate for the full-year 2021 on a non-GAAP basis will be in the range of 22.0% to 24.0%.

(5)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended			Nine months ended
	9/30/2021	9/30/2020	6/30/2021	9/30/2021	9/30/2020
Adjusted net income attributable to T. Rowe Price	$767.6	$602.7	$779.0	$2,258.6	$1,596.6
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	19.4	16.8	21.3	59.5	44.1
Adjusted net income allocated to common stockholders	$748.2	$585.9	$757.7	$2,199.1	$1,552.5